

September 4, 2015

Mail Stop 4631

<u>Via E-mail</u>
Nelson E. Rowe
Vice President and Chief Accounting Officer
KBR, Inc.
601 Jefferson Street; Suite 3400
Houston, TX 77002

     Re: KBR, Inc.
          Form 10-K for the Year Ended December 31, 2014
          Filed February 27, 2015
          File No. 1-33146

Dear Mr. Rowe:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Melissa N. Rocha

                    Melissa N. Rocha
                    Senior Assistant Chief Accountant
                    Office of Manufacturing and
                    Construction